Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS

Minnetonka, MN – November 4, 2015 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of physical connectivity infrastructure and services for deployments of broadband networks, today announced financial results for the third quarter (“Q3”) and nine months ended September 30, 2015, including a discussion of results of operations by segment.

Third Quarter 2015 Summary

•	Consolidated sales were $32.3 million compared to $33.4 million in Q3 2014.

▪	Suttle sales declined 24%, primarily reflecting lower legacy product sales.

▪	Transition Networks sales increased 10%.

▪	JDL Technologies sales rose 124%.

•      Consolidated operating income was $0.4 million compared to $2.7 million in Q3 2014.

▪	Suttle operating loss was $0.8 million, and reflects a $0.7 million increase in R&D investment.

▪	Transition Networks operating income was $0.3 million versus an operating loss of $43,000 in Q3 2014.

▪	JDL Technologies operating income was $0.9 million versus an operating loss of $0.1 million in Q3 2014.

•	Net income was $1.3 million, or $0.15 per diluted share, compared to net income of $1.7 million, or $0.20 per diluted share, in Q3 2014. Net income was favorably affected by $1.1 million in research and development credits that the company recognized from amended tax returns for the periods of 2011 to 2013 as well as the 2014 tax year.

CSI’s Chief Executive Officer Roger H.D. Lacey commented, “Q3 2015 marked our second consecutive quarter of sequential improvement in sales and profitability at each of our businesses. Our Q3 2015 operating profit reflects strengthening 2015 business activity as well as our ongoing efforts to increase new product sales, achieve lean operations, and invest in R&D. While we still have work do, we believe that Suttle, Transition Networks and JDL Technologies are well positioned for long-term growth and profitability.”

He continued, “Suttle’s Q3 2015 performance reflected the ongoing impact of reduced sales and lower margins on passive legacy products associated with a large tier-1 communications service provider. Increased sales to other customers, including expanded international business, reduced our dependency on this major carrier. We continue to focus on developing new products to advance our fiber and active capabilities to ensure that Suttle remains well positioned to benefit from our customers’ continuing deployment of high-speed networks.

“Transition Networks’ Q3 2015 sales increased by 10%, driven by a rebound in federal spending and growth in North America. Transition Networks improved its profitability this quarter through good expense management and a one-time research and development tax refund of approximately $0.3 million from amended 2011 and 2012 state tax returns. This improved profitability was notwithstanding our continued investment in the development of new products. We continue to add features to our media conversion products that are designed to overcome bandwidth, security and distance limitations.”

Mr. Lacey concluded, “JDL Technologies’ Q3 2015 sales increased by 124%, driven by work associated with the School Board of Broward County as well as new managed services business. JDL experienced favorable operating leverage this quarter as Broward revenues increased, translating into operating income of nearly $1 million compared to a loss in Q3 2014. With the reinstatement of E-Rate funding in Q3 2015, we expect Broward sales to remain robust through 2016 and beyond. Outside of its core educational vertical, JDL continues to grow its managed services recurring revenue stream, led by its HIPAA-compliant IT services offerings, while penetrating new markets, such as Minneapolis and Atlanta.”

Segment Financial Overview

See the Communications Systems, Inc. Form 10-Q to be filed on or about November 6, 2015 for more details of the quarter.

CSI operates through the following business units:

•	Suttle manufactures and markets copper and fiber connectivity systems, enclosure systems, xDSL filters and splitters, and active technologies for voice, data and video communications under the Suttle brand in the United States and internationally;

•	Transition Networks manufactures and sells media converters, network interface devices (NIDs), network interface cards (NICs), Ethernet switches, and other connectivity products that offer customers the ability to affordably integrate fiber optics into any data network; and

•	JDL Technologies provides technology solutions including virtualization, managed services, wired and wireless network design and implementation, HIPAA-compliant IT services, and converged infrastructure configuration and deployment.

Suttle

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Sales	$ 15,091,000	$ 19,938,000	$ 37,469,000	51,826,000
Gross profit	3,091,000	6,468,000	6,787,000	16,232,000
Operating (loss) income	(779,000)	2,824,000	(4,893,000)	6,093,000

Suttle’s Q3 2015 sales decreased 24% to $15.1 million, from $19.9 million in Q3 2014, primarily due to increased pricing pressure and volume declines in its legacy product lines.

Sales to the major communication service providers declined 37% to $11.0 million in Q3 2015, from $17.4 million in Q3 2014, and comprised 73% of total segment revenues. Lower sales to communications service providers reflected a decline in legacy product purchases, including a reduction of purchases by a major customer starting in Q1 2015 and continuing through Q3 2015. FTTx product sales as a group declined 39% to $3.6 million in Q3 2015 from $5.8 million in Q3 2014, also reflecting the purchase curtailment by this same major customer that purchased a significant amount of FTTx products in Q3 2014. Apart from the impact of this customer’s curtailment, Suttle continued to achieve underlying growth in core high-speed copper connectivity products and secured new business in multiple FTTx domains during the quarter.

In other product categories, sales of structured cabling decreased 44% from $9.0 million in Q3 2014 to $5.1 million in Q3 2015 due to reduced demand by major customers. Reflecting continuing shifts in technology, sales of modular connecting products decreased 15% from $3.6 million in Q3 2014 to $3.0 million in Q3 2015. Sales of DSL products increased 138% from $1.4 million in Q3 2014 to $3.4 million in Q3 2015, due to increased ordering from a major international customer.

International sales increased 283% to $3.3 million in Q3 2015 due to the ordering cycle of DSL products and introduction of new products used in FTTx deployments for a major customer, and comprised 22% of total segment revenues. Sales to distributors decreased 52% to $0.8 million in Q3 2015 due to a continuing decline in legacy product lines, and comprised 5% of total segment revenues.

Gross profit in Q3 2015 declined 52% to $3.1 million, or 20.5% of sales, from $6.5 million, or 32.4% of sales, in Q3 2014. Gross profit as a percentage of sales decreased due to a series of factors, including pricing pressure from a major customer, a relatively high production cost variance due to decreased demand, and higher allocation of overhead to cost of goods sold resulting from recent investment into production capabilities to support new FTTx product platforms.

Suttle’s operating loss totaled $0.8 million in Q3 2015 compared to operating income of $2.8 million in Q3 2014, reflecting lower gross profit and a $0.2 million increase in selling, general and administrative (“SG&A”) expense. Research and development expenses were $1.7 million in Q3 2015 and $1.0 million in Q3 2014, as Suttle continues to invest in enhancing existing products and developing new products.

Transition Networks

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Sales	$ 12,354,000	$ 11,272,000	$ 32,359,000	$ 32,589,000
Gross profit	5,738,000	4,989,000	14,550,000	15,081,000
Operating income (loss)	290,000	(43,000)	(2,280,000)	(978,000)

Transition Networks’ Q3 2015 sales increased 10% to $12.4 million from $11.3 million in Q3 2014, reflecting a 14% increase in North America sales, partially offset by a 2% decline in international sales. By product category, a 102% increase in Ethernet adapter sales, 18% rise in other product sales and 9% increase in Ethernet switch sales more than offset an 8% decline in media converter sales. Media converter sales represented 56% of total segment sales in Q3 2015, down from 66% of total segment sales in Q3 2014.

Gross profit increased 15% to $5.7 million, or 46.4% of segment sales, compared to $5.0 million, or 44.3% of segment sales, in Q3 2014, due to favorable product mix.

Transition Networks’ operating income was $0.3 million, and included $293,000 from refundable research and development tax credits for the amended 2011 and 2012 state tax returns, compared to an operating loss of $43,000 in Q3 2014.

JDL Technologies

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Sales	$ 4,982,000	$ 2,224,000	$ 10,565,000	$ 7,426,000
Gross profit	1,776,000	556,000	2,917,000	1,781,000
Operating income (loss)	920,000	(123,000)	195,000	(304,000)

JDL Technologies’ Q3 2015 sales increased 124% to $5.0 million from $2.2 million in Q3 2014, primarily reflecting a $2.1 million increase in revenues earned from the School Board of Broward County.

This was the result of the District proceeding with its Data Center Upgrade initiative as well as several wireless upgrades funded through grants outside of E-Rate. The Schools and Library Department of the federal government has provided confirmation of E-Rate awards in Q3 2015. Initiatives utilizing these contracts began in Q3 2015 and are expected to continue for several years.

Sales to small- and medium-sized commercial businesses (SMBs) increased $0.6 million, or 160%, due to the acquisition of several new clients and the June 2015 acquisition of Twisted Technologies.  In September 2015, JDL Technologies’ managed services business achieved an annual recurring revenue run rate of approximately $2.5 million, primarily driven by strong demand for its HIPAA-Compliant IT services and expansion into the financial and legal verticals. While the composition of these contracts may vary, the Company believes the achievement of this milestone reflects the potential of and the increasing demand for the services of the JDL Technologies segment.

Q3 2015 gross profit increased 219% to $1.8 million, or 35.6% of segment sales, from $0.6 million, or 25.0% of sales, in Q3 2014.

JDL Technologies’ operating income was $0.9 million, compared to an operating loss of $0.1 million in Q3 2014.

Financial Condition

CSI’s balance sheet at September 30, 2015 included cash, cash equivalents, and investments of $20.8 million, working capital of $49.4 million, and stockholders’ equity of $79.0 million.

About Communications Systems

Communications Systems, Inc. provides physical connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Communications Systems, Inc.	The Equity Group Inc.
Edwin C. Freeman	Devin Sullivan
Chief Financial Officer	Senior Vice President
952-996-1674	212-836-9608
efreeman@commsysinc.com	dsullivan@equityny.com

Roger H. D. Lacey	Kalle Ahl, CFA
Chief Executive Officer	Senior Associate
952-996-1674	212-836-9614
kahl@equityny.com

CSI CONSOLIDATED SUMMARY OF EARNINGS

Selected Income Statement Data

	Unaudited
	Three Months Ended		Nine Months Ended
	Sep. 30, 2015	Sep. 30, 2014	Sep. 30, 2015	Sep. 30, 2014
Sales	$32,246,166	$33,433,924	$79,988,763	$91,841,307
Gross profit	10,423,835	12,012,500	23,849,642	33,094,285
Operating income (loss)	431,391	2,657,901	(6,977,516)	4,811,490
Income (loss) before income taxes	514,298	2,733,608	(6,897,643)	4,744,045
Income tax (benefit) expense	(769,656)	1,038,707	(2,989,951)	1,752,243
Net income (loss)	$1,283,954	$1,694,901	$(3,907,692)	$2,991,802

Basic net income (loss) per share	$0.15	$0.20	$(0.45)	$0.35
Diluted net income (loss) per share	$0.15	$0.20	$(0.45)	$0.35
Cash dividends per share	$0.16	$0.16	$0.48	$0.48

Average basic shares outstanding	8,707,564	8,641,853	8,692,154	8,609,835
Average dilutive shares outstanding	8,743,179	8,663,142	8,692,154	8,631,985

Selected Balance Sheet Data

	Unaudited
	Sep. 30, 2015	Dec. 31, 2014
Total assets	$98,610,970	$100,286,235
Cash, cash equivalents & investments	20,770,328	29,879,835
Working capital	49,383,680	56,910,880
Property, plant and equipment, net	17,577,043	18,153,152
Long-term liabilities	767,749	1,270,876
Stockholders’ equity	79,004,486	86,020,498